Exhibit (a)(5)(lxxxv)

In June we announced our intention to acquire PeopleSoft with the goal of providing superior products and services to customers of both companies. We want to give you a brief update so that you understand where we are in the process and that our commitment to the transaction has not changed at all.

As you know, our proposed acquisition is currently under review by the Department of Justice (DOJ) and the European Commission (EC). These lengthy reviews, which we fully anticipated, are driven by the size of the transaction, as well as the complexity of the deal and our industry, and are not a predictor of any outcome.

We are confident that the facts favor our position and that the reviewing agencies will approve the transaction within the next few months. This market is highly competitive.

We are fully committed to completing this acquisition. Oracle is not backing away from this deal, despite what you may have read in recent headlines. We have said from the beginning that we do not intend to overpay, and we don’t believe it will be necessary. Our strategy remains unchanged, even as PeopleSoft maneuvers to block the deal.

PeopleSoft’s most recent maneuver is a so-called “Customer Assurance Program” (CAP) that takes control away from the shareholders and, if triggered, could cost an acquirer as much as an additional $800 million, substantially devaluing the company. For this reason, ten days ago, PeopleSoft shareholders filed a legal motion to stop PeopleSoft from continuing its CAP. Last Monday, we filed a similar motion.

PeopleSoft’s CAP is not about customer assurance; it’s about management entrenchment. Fundamentally, the CAP provides for refunds to PeopleSoft customers if there is a change in control of PeopleSoft and certain other poorly defined events occur. Three things are important to note:

1. A “change in control” can be a change in the majority of the board without the approval of incumbent directors, with or without an acquisition.

2. The refunds range from 2 to 5 times the fees paid and do not require a return of the software.

3. PeopleSoft does not hold itself to the commitments that it seeks to impose on others.

Already, Oracle has committed publicly to ongoing development and support of PeopleSoft products. In fact, Oracle committed to more extensive product support than PeopleSoft itself has agreed to for PeopleSoft or JD Edwards products.

You all know that Oracle is a persistent and determined company. Don’t be misled by what you see in the news—we are not deterred by PeopleSoft’s antics or by the regulatory review process. We are confident that the acquisition is in the best interests of customers and shareholders alike, and we remain committed to getting the deal done.

Thank you for your professionalism and focus throughout this process. In particular, we appreciate the significant time that many of you are spending to help us complete this project successfully.

Chuck and Safra